INFORMATION STATEMENT PURSUANT TO SECTION 14(c) AND SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              TRIPLE S PARTS, INC.
                              413 Petroleum Street
                               Florence, CO 81226

            REPORT OF CHANGE IN MAJORITY OF DIRECTORS AND NAME CHANGE
                                November 17, 2000

     This report is furnished by the Board of Directors of Triple S Parts, Inc., a Nevada corporation (the "Company"), to the holders of common stock, par value $.0005 per share, of the Company (the "Common Stock"). This report is being furnished in connection with the change of the Company's directors to be effected at the closing of the transaction discussed below, to be held on or about November 30, 2000. The Company's new Board of Directors will consist of Phillip E. Loori and Jacqueline E. Loori.

     This report is provided for information purposes only. You are not required to respond to this report. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND A PROXY.

     This report is first being mailed on or about November 17, 2000 to stockholders of record as of such date.

                 BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

     The Company has entered into an Agreement of Share Exchange dated November 15, 2000 (the "Agreement") between the Company and the stockholders of Advanced Hyperbaric Technologies, Inc., a New Jersey corporation ("AHTI"). Pursuant to that Agreement, the Company agreed to acquire all of AHTI's issued and outstanding shares of common stock (collectively, the "AHTI Stock") in exchange for an aggregate of 10,500,000 shares of the Company's Common Stock (the "Share Exchange"). Additionally, it is anticipated that an aggregate of 1,693,500 shares of the Company's Common Stock will be issued at or after the closing of the Agreement to certain investors in a private placement for a total purchase price of $150,000.

     AHTI was founded in 1996 for the purpose of manufacturing and marketing topical hyperbaric oxygen products. Its products are primarily marketed throughout the United States and Canada and are being used by hospitals, nursing homes, wound care centers and by patients at home. AHTI plans to expand its marketing efforts internationally.

     The Agreement provides that upon consummation of the Share Exchange, the Company's current officers and directors will resign and will be replaced by directors and officers selected by AHTI's management. See "DIRECTORS AND EXECUTIVE OFFICERS - Persons to be Appointed Directors and Executive Officers."

     The Agreement also requires that the Company amend its charter to change its name to "Advanced Hyperbaric Technologies Holding Corp." See "NAME CHANGE."

     Consummation of the Share Exchange will result in a change of control. If the Share Exchange is not consummated, the Company's current officers and directors will not resign and there will not be a change in control. The Company anticipates, but cannot assure, that the closing of the Agreement will occur on or about November 30, 2000.

                        REASON FOR INFORMATION STATEMENT

     Because a majority of its directors is being changed otherwise than at a meeting of stockholders, pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is required to provide its stockholders and the Securities and Exchange Commission (the "Commission") with certain information not less than ten days prior to the date on which the change will take place, or such other time period as may be established by the Commission. In addition, under Regulation 14C promulgated under the Exchange Act, the Company is required to provide its stockholders and the Commission with certain information not less than twenty days prior to the date on which the name change will take place. This report is being filed with the Commission and sent to stockholders in compliance with these Rules and Regulations.

                INFORMATION RELATING TO THE COMPANY'S SECURITIES

     There are at present 2,806,500 shares of the Company Common Stock outstanding and entitled to vote. Upon closing of the Share Exchange and the other transactions contemplated by the Agreement, there will be a total of 15,000,000 shares outstanding. Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters which are to be presented to stockholders for their consideration. The Common Stock is the only issued and outstanding stock of the Company.

                                   NAME CHANGE

     The Agreement requires that the Company amend its charter to change its name to "Advanced Hyperbaric Technologies Holding Corp." The Board of Directors of the Company has approved an amendment to the Company's charter to effect the name change. The holders of at least a majority of the common stock of the Company outstanding as of November 14, 2000, the record date for determination of stockholders eligible to vote on such matter, approved the name change by written consent dated as of November 16, 2000. If the Agreement is completed, it is expected that the name change will become effective shortly thereafter, but in no event earlier than December 8, 2000.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     A change of control of the Company occurred on February 23, 2000. On this date, the Company issued an aggregate of 1,800,000 shares of the Company's Common Stock to Seville Consulting Group, Inc., Power Network, Inc. and East European Enterprises, Inc. (each entity respectively received 600,000 shares of the Company's Common Stock) in consideration of general business and financial consulting services. These three entities now beneficially own an aggregate of 64.14% of the Company's issued and outstanding Common Stock. Prior to the February 23, 2000 transaction, Emiliano Lakoto and Tracie Pollak beneficially owned, collectively, approximately 66% of the Company's issued and outstanding Common Stock.

     The following table lists, as of November 14, 2000, the security ownership of (i) all persons known by the Company to own beneficially 5% or more of the Common Stock; (ii) each director of the Company; and (iii) all directors and executive officers as a group.



NAME AND ADDRESS OF BENEFICIAL OWNER          AMOUNT AND NATURE         PERCENT
                                           OF BENEFICIAL OWNERSHIP (1)  OF CLASS
------------------------------------       --------------------------   --------
East  European  Enterprises  Inc.
1004  Depot  Hill  Rd., #1E
Broomfield, CO 80020                                600,000              21.38%

Brenda  Lee  Hamilton
555  S.  Federal  Hwy,  #400
Boca  Raton,  FL  33432                             150,000               5.34%

Emiliano  Lakoto
7410  S.W.  Olsen  Road,  325
Portland,  OR  97223                                330,000              11.76%

Thomas  F.  Pierson  (2)
1004  Depot  Hill  Road
Broomfield,  CO  80020                                    0                  0%

Tracie  Pollak
4400  S.  Quebec  St.,  L-203
Denver,  CO  80237                                  429,000(3)           15.29%

Power  Network,  Inc.
1530  Cloverdale  Avenue
Winston  Salem,  NC  27104                          600,000              21.38%

Seville  Consulting,  Inc.
413  Petroleum
Florence,  CO  81226                                600,000              21.38%

All  Officers  and  Directors  as  a  group  (1 Persons)


(1)     Ownership  is  of  record  unless  otherwise  indicated.
(2)     President,  Secretary,  Treasurer  and  Director  of  the  Company.
(3)     Includes  99,000  shares  owned  by Corrina Pollak, the mother of Tracie
Pollak.


     AHTI has provided the following information to the Company. The following table lists, as of the closing of the Share Exchange, the security ownership of
(i) all persons known to AHTI who will after the Share Exchange own beneficially 5% or more of the Common Stock; (ii) each person who will be a director of the Company; and (iii) all persons who will be executive officers of the Company as a group.


NAME AND ADDRESS OF BENEFICIAL OWNER          AMOUNT AND NATURE         PERCENT
                                           OF BENEFICIAL OWNERSHIP (1)  OF CLASS
------------------------------------       --------------------------   --------
Jacqueline  E.  Loori  (2)(3)
124  Colts  Neck  Road
Farmingdale,  NJ  07727                           8,879,000              59.19%

Phillip  E.  Loori  (3)(4)
124  Colts  Neck  Road
Farmingdale,  NJ  07727                           8,879,000              59.19%

All  Officers  and  Directors
as  a  group (2  persons)                         8,879,000              59.19%


(1)     All  shares  are  owned  of  record  unless  otherwise  indicated.
(2)     President  and  Director  of  the  Company.
(3)     Shares  are  owned  by  Jacqueline  E. Loori, spouse of Philip E. Loori.
(4)     Chairman  of  the  Board,  CEO  and  Director  of  the  Company.


                        DIRECTORS AND EXECUTIVE OFFICERS

     PRESENT OFFICERS AND DIRECTORS. The following persons currently serve as officers and directors of the Company:

   Name                   Age     Position
   -------------------   ----     ----------------------------------------------

   Thomas  F.  Pierson    52      President, Secretary, Treasurer and Director

     Thomas F. Pierson. Mr. Pierson has been President, Secretary, Treasurer and Director of the Company since November 1, 2000. Since 1979 Mr. Pierson has been the sole proprietor of Thomas F. Pierson, P.C., a Colorado professional corporation which specializes in corporate and real estate law.

     The Board of Directors has not established any standing committees or subcommittees. In the past fiscal year, the Board of Directors held five (5) meetings. All of the current directors were directors as of the close of the last fiscal year.

     PERSONS TO BE APPOINTED DIRECTORS AND EXECUTIVE OFFICERS. Upon closing of the Share Exchange, the following persons will be appointed to serve as the Board of Directors and Executive Officers of the Company. The appointments will be made by the present Board of Directors who will then resign. Under the Company Bylaws, no stockholder approval of the change in directors is required.

     Jacqueline E. Loori. Ms. Loori, age 38, has been President of AHTI since the company was founded in 1996. Ms. Loori also serves as Vice-President of Wound Care Systems, Inc., a company which leases Topical Hyperbaric Oxygen Extremity Chambers to medical institutions since she co-founded it in 1992. Ms. Loori is the spouse of Phillip E. Loori.

     Phillip E. Loori. Mr. Loori, age 42, has been Chairman of the Board and CEO of AHTI since he founded the company in 1996. From 1989-1992 he was the Vice President and Director of Supra Medical Corporation, a Delaware corporation. Since 1992, Mr. Loori has been the President of Wound Care Systems, Inc., a New Jersey corporation which markets products to treat open wounds and specializes in rental equipment ("Wound Care").

                             EXECUTIVE COMPENSATION

     The Company has not paid any compensation to its officers since its formation.

     Set forth below is the compensation paid to the executive officers of AHTI in 1999.

                                                          ANNUAL COMPENSATION
                                                          -------------------
  NAME AND PRINCIPAL POSITION WITH AHTI         YEAR     SALARY($)     BONUS($)
  -------------------------------------         ----     ---------     --------
 Jacqueline  E.  Loori, President  and
  Director                                      1999     $ 96,000           -

 Phillip  E.  Loori,  Chairman  of  the
  Board, Chief Executive Officer and Director   1999         -              -

     EMPLOYMENT AGREEMENTS. Pursuant to the Agreement, the Company will enter into Employment Agreements with Phillip E. Loori and Jacqueline E. Loori. These agreements will have two year employment terms. Mr. Loori will be paid an annual salary of $96,000 the first year and $156,000 the second year. Ms. Loori will be paid $24,000 the first year and $36,000 the second year. The agreements will also provide for annual bonuses based on a percentage of sales which has not yet been determined. The agreements will contain non-disclosure and noncompetition covenants.

                           RELATED PARTY TRANSACTIONS

     Philip E. Loori, Chief Executive Officer and director of AHTI, is the President and holder of thirty-three and one-third percent (33-1/3%) of the outstanding equity securities of Wound Care. Jacqueline E. Loori, President of AHTI, is the Vice-President and holder of thirty-three and one-third percent (33-1/3%) of the outstanding equity securities of Wound Care. Wound Care's principal business is renting medical equipment and it purchases products from AHTI for distribution to its customers. In the past twelve months Wound Care has purchased less than $10,000 worth of products from AHTI and anticipates purchasing less than $50,000 worth of products during the next twelve months. Wound Care does not receive any special discounts with respect to the products it purchases from AHTI. Wound Care has orally agreed not to distribute products similar to those marketed by AHTI outside of the State of New Jersey with the exception of distributions to less than ten already established customers of Wound Care which reside outside the State of New Jersey. The parties have agreed to enter into a written contract memorializing the terms of this oral agreement. In addition, Wound Care leases office space in AHTI's principal office at a rate of $750 per month, the fair market value for such space.

     As of the date hereof, no other related party transactions exist between AHTI and its present directors, officers, 5% or greater stockholders or any affiliate thereof, either individually or through ownership of a controlling interest in any company or other entity.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons who own more than 10% of the Common Stock, to file with the Securities and Exchange Commission (the "SEC") initial reports of beneficial ownership ("Forms 3") and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company ("Forms 4"). Officers, directors, and greater than 10% stockholders of the Company are required by SEC regulations to furnish to the Company copies of all Section 16(a) reports that they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, all Section 16(a) filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with for the fiscal year ended
December  31,  2000.

                                   Triple  S  Parts,  Inc.
                                   By  Order  of  the  Board  of  Directors
                                   /s/  Thomas  F.  Pierson
                                   President